Exhibit 12.2

REYNOLDS AMERICAN INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

(Unaudited)

	Quarter Ended March 31,		For the Years Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Earnings before fixed charges:
Income from continuing operations before income taxes	$1,175	$5,719	$9,691	$6,384	$2,262	$2,741	$1,953
Fixed charges:
Interest and debt expense (1)	149	174	626	570	286	259	234
Interest portion of rental expense (2)	2	2	9	9	8	8	6

Add: Fixed Charges	151	176	635	579	294	267	240

Earnings before fixed charges:	$1,326	$5,895	$10,326	$6,963	$2,556	$3,008	$2,193

Fixed charges:
Interest and debt expense (1)	$149	174	$626	$570	$286	$259	$234
Interest portion of rental expense (2)	2	2	9	9	8	8	6

Total fixed charges	$151	$176	$635	$579	$294	$267	$240

Ratio of earnings to fixed charges (3)	8.8	33.5	16.3	12.0	8.7	11.3	9.1

(1)	Interest and debt expense includes interest on indebtedness, amortization of debt discount and expenses, and excludes interest related to reserves on income taxes, as such interest is included in provision for income taxes.
(2)	One-third of rent expense is the portion deemed representative of the interest factor.
(3)	Based on rounded thousands.